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\                            SCHEDULE 14A INFORMATION

                  Proxy Statement Pursuant to Section 14(a) of
                       The Securities Exchange Act of 1934

Filed by the Registrant                      [     ]
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Filed by party other than the Registrant     [ XX  ]
                                              -----
Check the appropriate box

[    ]  Preliminary Proxy Statement
[    ]  Confidential, for Use of the Commission Only (as permitted by Rule
        14a-6(e)(2)
[    ]  Definitive Proxy Statement
[    ]  Definitive Additional Materials
[ XX ]  Soliciting Material Pursuant to Section 240.14a-11(c) or Section
        240.14a-12

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(Name of Registrant as Specified in Charter)

                         AmerInst Insurance Group, Inc.
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(Name of Persons) Filing Proxy Statement, if other than the Registrant

                             Irvin F. Diamond, CPA
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Payment of Filing Fee (Check the appropriate box)

[ XX ]  No fee required
[    ]         Fee computed on table below per Exchange Act Rules 14a-6(I)(l)
               and 0-11
        (1)    Title of each class of securities to which transaction applies:
               COMMON STOCK
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        (2)    Aggregate number of securities to which transaction applies:
                             333,358
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        (3)    Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

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        (4)    Proposed maximum aggregate value of transaction:

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        (5)    Total Fee paid:

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[    ]         Fee paid previously with preliminary materials
[    ]         Check box if any part of the fee is offset as provided in
               Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

        (1)    Amount Previously Paid:

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        (2)    Form, Schedule or Registration Statement No.

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        (3)    Filing Party

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        (4)    Date Filed:

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VIA EDGAR
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:      AmerInst Insurance Group, Inc.
         Preliminary Proxy Statement Filed by Irvin F. Diamond and Charles B. Larson
         Filed April 30, 1998
         File No. 0-17676

Ladies and Gentlemen:

We are two shareholders of AmerInst Insurance Group, Inc. We filed the above-referenced Preliminary Proxy Statement in connection with the company's shareholders' meeting scheduled for May 11, 1998, at which directors will be elected.

We received comments on the preliminary statement from Ms. Penny Somer. After reviewing and considering the scope of her comments and after discussing with Ms. Somer the likely time that it would take in order to have ready a Final Proxy Statement, we believe, and Ms. Somer concurs, that it will be impossible to solicit the shareholders pursuant to a Final Proxy Statement in time for the May 11 shareholders' meeting.

Therefore, we are withdrawing the Preliminary Proxy Statement and we will not proceed to solicit the company's shareholders in connection with the May 11 meeting. We will notify the company accordingly.

We trust that this action on our part concludes this matter to the satisfaction of the Commission.

Very truly yours,



/s/ IRVIN F. DIAMOND
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Irvin F. Diamond, CPA


/s/ CHARLES B. LARSON
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Charles B. Larson, CPA